CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Compass EMP Multi-Asset Balanced Fund, the Compass EMP Multi-Asset Growth Fund and the Compass EMP Alternative Strategies Fund (formerly the Compass EMP Alternative Asset Fund) (each a series of shares of beneficial interest of Catalyst Funds) of our report dated April 1, 2011 on the financial statements and financial highlights included in the November 30, 2010 Annual Report to the Shareholders of the above referenced funds.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Organization and Management of Wholly-Owned Subsidiary” in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

April 1, 2011